UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)

AC IMMUNE SA

(Name of Issuer)

Common shares, nominal value CHF 0.02 per share

(Title of Class of Securities)

H00263105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H00263105	13 G	Page 2 of 14 Pages

1.	Name of Reporting Persons dievini Hopp BioTech holding GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 3 of 14 Pages

1.	Name of Reporting Persons DH-Capital GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 4 of 14 Pages

1.	Name of Reporting Persons OH Beteiligungen GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 5 of 14 Pages

1.	Name of Reporting Persons Dietmar Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 6 of 14 Pages

1.	Name of Reporting Persons Oliver Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 7 of 14 Pages

1.	Name of Reporting Persons Daniel Hopp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 common shares
	6.	Shared Voting Power 18,041,000 common shares (2)
	7.	Sole Dispositive Power 0 common shares
	8.	Shared Dispositive Power 18,041,000 common shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,041,000 common shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record by dievini.

(3)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 8 of 14 Pages

1.	Name of Reporting Persons Prof. Dr. Friedrich von Bohlen und Halbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,828 common shares(2)
	6.	Shared Voting Power 18,041,000 common shares(3)
	7.	Sole Dispositive Power 11,828 common shares(2)
	8.	Shared Dispositive Power 18,041,000 common shares (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,052,828 common shares(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.7%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held of record directly by Dr. von Bohlen.
(3)	Represents shares held of record by dievini

(4)	Represents 18,041,000 shares held of record by divieni and 11,828 shares held directly by Dr. von Bohlen.
(5)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 9 of 14 Pages

1.	Name of Reporting Persons Prof. Dr. Christof Hettich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 174,750 common shares(2)
	6.	Shared Voting Power 18,041,000 common shares (3)
	7.	Sole Dispositive Power 174,750 common shares(2)
	8.	Shared Dispositive Power 18,041,000 common shares (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,215,750 common shares (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 27.0%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held directly by Dr. Hettich through his personal accounts, of which he has sole voting and dispositive power.

(3)	Represents shares held of record by dievini.

(4)	Includes (i) 174,750 common shares held directly by Dr. Hettich, of which he has sole voting and dispositive power and (ii) 18,041,000 common shares held of record by dievini, of which Dr. Hettich shares voting and dispositive power as a managing director of dievini.

(5)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 10 of 14 Pages

1.	Name of Reporting Persons Dr. Mathias Hothum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 36,500 common shares (2)
	6.	Shared Voting Power 18,041,000 common shares (3)
	7.	Sole Dispositive Power 36,500 common shares (2)
	8.	Shared Dispositive Power 18,041,000 common shares (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,077,500 common shares (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 26.8(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH& Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Represents shares held directly by Dr. Hothum through his personal accounts, of which he has sole voting and dispositive power.

(3)	Represents shares held of record by dievini.

(4)	Includes (i) 36,500 common shares held directly by Dr. Hothum, of which he has sole voting and dispositive power and (ii) 18,041,000 common shares held of record by dievini, of which Dr. Hothum shares voting and dispositive power as a managing director of dievini.

(5)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

CUSIP NO. H00263105	13 G	Page 11 of 14 Pages

Introductory Note: This Amendment No. 1 to Schedule 13G is filed by dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-Capital GmbH & Co. KG (“DH-Capital”), OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”), Dietmar Hopp, Oliver Hopp, Daniel Hopp, Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”), Prof. Dr. Christof Hettich (“Dr. Hettich”), Dr. Mathias Hothum (“Dr. Hothum” and together with dievini, DH-Capital, OH Beteiligungen, Dietmar Hopp, Oliver Hopp, Daniel Hopp, Dr. von Bohlen and Dr. Hettich, collectively, the “Reporting Persons”) in respect of common shares of AC Immune SA.

Item 1(a)	Name of Issuer:

AC Immune SA

Item 1(b)	Address of Issuer’s principal executive offices:

EPFL Innovation Park

Building B

1015 Lausanne

Switzerland

Items 2(a)	Name of Reporting Persons filing:

dievini Hopp BioTech holding GmbH & Co. KG (“dievini”)

DH-Capital GmbH & Co. KG (“DH-Capital”)

OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”)

Dietmar Hopp

Oliver Hopp

Daniel Hopp

Prof. Dr. Friedrich von Bohlen und Halbach (“Dr. von Bohlen”)

Prof. Dr. Christof Hettich (“Dr. Hettich”)

Dr. Mathias Hothum (“Dr. Hothum”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of dievini, Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany.

The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Heidelberger Straße 43, 69168 Wiesloch, Germany.

The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

The address of the principal business office of Daniel Hopp is Johann-Jakob-Astor-Straße 57, 69190 Walldorf, Germany.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Dievini	Germany
DH-Capital	Germany
OH Beteiligungen	Germany
Dietmar Hopp	Germany
Oliver Hopp	Germany
Daniel Hopp	Germany
Dr. von Bohlen	Germany
Dr. Hettich	Germany
Dr. Hothum	Germany

CUSIP NO. H00263105	13 G	Page 12 of 14 Pages

Item 2(d)	Title of class of securities:

Common shares, nominal value CHF 0.02 per share

Item 2(e)	CUSIP No.:

H00263105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of common shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

Reporting Persons	Common Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
dievini Hopp BioTech holding GmbH & Co. KG(2)	18,041,000		0	18,041,000	0	18,041,000	18,041,000	26.7%
DH-Capital GmbH & Co. KG(3)	0		0	18,041,000	0	18,041,000	18,041,000	26.7%
OH Beteiligungen GmbH & Co. KG(3)	0		0	18,041,000	0	18,041,000	18,041,000	26.7%
Dietmar Hopp(3)(4)	0		0	18,041,000	0	18,041,000	18,041,000	26.7%
Oliver Hopp(3)	0		0	18,041,000	0	18,041,000	18,041,000	26.7%
Daniel Hopp(5)	0		0	18,041,000	0	18,041,000	18,041,000	26.7%
Prof. Dr. Friedrich von Bohlen und Halbach(3)(4)	11,828		11,828	18,041,000	11,828	18,041,000	18,052,828	26.7%
Prof. Dr. Christof Hettich(3)(4)	174,750	(6)	174,750	18,041,000	174,750	18,041,000	18,215,750	27.0%
Dr. Mathias Hothum(4)	36,500	(7)	36,500	18,041,000	36,500	18,041,000	18,077,500	26.8%

(1)	This percentage is calculated based on 67,562,333 shares of the Issuer’s common shares reported to be issued by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2019.

(2)	18,041,000 common shares of the Issuer are held of record by dievini.

(3)	DH-Capital, OH Beteiligungen, Dr. von Bohlen and Dr. Hettich are collectively the holders of 100% of the limited partner interest in dievini. DH-Capital and OH Beteiligungen each hold a 40% limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp and Oliver Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.

(4)	The sole general partner of dievini with the authorization to represent is dievini Verwaltungs GmbH; however, 100% of the shares of dievini Verwaltungs GmbH are held by dievini so dievini Verwaltungs GmbH is not considered to have control over dievini. The managing directors of dievini Verwaltungs GmbH are Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum. Voting and dispositive decisions made within dievini Verwaltungs GmbH regarding the securities held by dievini are made by at least two managing directors acting together; however, Dietmar Hopp is entitled to represent dievini Verwaltungs GmbH solely. Therefore, in their capacity as managing directors, Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum share voting and dispositive power over the shares held by dievini, and may be deemed to beneficially own such shares held by dievini; however, each of Dietmar Hopp, Dr. von Bohlen, Dr. Hettich and Dr. Hothum disclaims beneficial ownership of the shares held by dievini except to the extent of their pecuniary interests therein.

(5)	Daniel Hopp has shared control of DH-Capital and he may therefore be deemed to beneficially own the shares held by dievini; however, Daniel Hopp disclaims beneficial ownership of the shares held by dievini except to the extent of his pecuniary interests therein.

(6)	Represents shares held through personal accounts, of which the holder has sole voting and dispositive power.

(7)	Represents shares held directly by Dr. Hothum through his personal accounts, of which he has sole voting and dispositive power.

CUSIP NO. H00263105	13 G	Page 13 of 14 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. H00263105	13 G	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2020

DIEVINI HOPP BIOTECH HOLDING GMBH & CO. KG

By:	dievini Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

DH-CAPITAL GMBH & CO. KG

By:	DH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

OH BETEILIGUNGEN GMBH & CO. KG

By:	OH Verwaltungs GmbH
its General Partner

By:	/s/ Dr. Marc Hauser
	Name:	Dr. Marc Hauser
	Title:	Attorney-in-fact

/s/ Dr. Marc Hauser as attorney-in-fact
DIETMAR HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
OLIVER HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
DANIEL HOPP

/s/ Dr. Marc Hauser as attorney-in-fact
FRIEDRICH VON BOHLEN UND HALBACH

/s/ Dr. Marc Hauser as attorney-in-fact
CHRISTOF HETTICH

/s/ Dr. Marc Hauser as attorney-in-fact
MATHIAS HOTHUM

Exhibit(s):

1 – Power of Attorney	Incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2017 with respect to the common shares of the Issuer.

2 - Joint Filing Statement	Incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on February 14, 2017 with respect to the common shares of the Issuer.